GENESIS ENERGY, L.P.

919 MILAM, SUITE 2100

HOUSTON, TEXAS 77002

January 31, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-4628

Attention:	Mr. John Coleman

Mr. John Reynolds

Re:	Staff’s comment letter dated December 21, 2018 regarding

Genesis Energy, L.P.

Form 10-K for Fiscal Year ended December 31, 2017

Filed February 26, 2017

File No. 001-12295

FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. §200.83

AND

REQUEST FOR RETURN OF SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 12b-4

(OMITS CONFIDENTIAL INFORMATION SUBMITTED IN A SUPPLEMENTAL RESPONSE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE)

Dear Messrs. Coleman and Reynolds:

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 26, 2018 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

Mr. John Coleman

Mr. John Reynolds

January 31, 2019

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 1.	Business

Reporting of Ore Reserve and Mineral Resources, page 30

1.

We note your disclosure of proven and probable trona reserves on page 32 of your filing. Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

Response:

We have provided the requested supplemental information in a supplemental response letter, dated the date hereof, which is being provided to the Staff by our counsel, under separate cover, pursuant to Rule 12b-4 of Regulation 12B under the Securities Exchange Act of 1934, as amended. In addition, under separate cover, our counsel has also requested confidential treatment of the document and supplemental information pursuant to the provisions of 17 C.F.R. § 200.83.

2.

Please disclose the material information related to the calculation of your mineral reserves including the commodity price used to estimate your reserves and the cut-off grade that is used to distinguish between ore and waste.

Response:

The Company acknowledges the Staff’s comment.

In future Exchange Act filings, the Company proposes to supplement its existing disclosure with the following information:

We use “measured and indicated” resources as the primary basis in determining our proven and probable reserves. We define proven reserves and probable reserves as follows:

•	Proven dry-mining reserves are “measured” reserves that fall within a 0.5 mile radius from drillhole data points or previously mined areas with a 7.0ft minimum ore thickness.

Mr. John Coleman

Mr. John Reynolds

January 31, 2019

•	Probable dry-mining reserves are “indicated” reserves that fall between 0.5 miles and 1.0 miles from drillhole data points or previously mined areas with a 7.0ft minimum ore thickness.

•

All solution mining reserves are designated as probable based on the degree of confidence in the reserve estimate related to uncertainties involving solution flow paths, trona ore surface area available for dissolution, and the inaccuracy of depletion verification methods. They consist of both “measured” resources falling with a 0.5 mile radius from drillhole data points or previously mined areas and “indicated” resources that fall between 0.5 miles and 1.0 miles from drillhole data points or previously mined areas. Solution mining reserves are not limited to a minimum ore thickness, but rather are subjected to a 50 foot halo limit into large blocks of trona adjacent to areas impacted by previous dry mining and adjacent to areas planned for future dry mining.

Dry-mining reserves have a minimum trona grade of 77.4%. Solution mining reserves have a minimum trona grade of 69.8%. The balance of the ore consists of clays, shales, and other impurities.

The economic viability of our reserves was based on our production costs, pricing, and cash flows for 2013-2017.

We also apply certain additional assumptions when assessing whether the reserves meet the proven and probable standards and in determining the remaining life of our reserves, including, among other things, that:

•	Annual production capacity remains approximately 4.0Mt of soda ash per year.

•	The average ore to ash ratio for the stated trona reserves is approximately 1.65:1.

•	Sustaining capital is comparable over time to recent actual costs and short-term projections.

•	Mining and processing costs including consumption rates for energy and other consumables and the cost of those consumables are substantially comparable to 2013-2017 actual results.

•	Mine and plant overhead and administration costs remain similar to recent actual performance.

Mr. John Coleman

Mr. John Reynolds

January 31, 2019

•	Average selling prices remain the same as the 2013-2017 average as estimated in the January 2018 USGS Mineral Commodity Summary, at approximately $136 per short ton of soda ash, f.o.b. plant site.

•	Bed 15, which lies approximately 35 to 55 feet below bed 17, can be effectively dry mined after the completion of dry mining the overlying areas of Bed 17.

•	All leases remain valid throughout the time required to mine the reserves.

•	All permits will remain valid throughout the life of the operation, and no new laws are enacted that require any extraordinary compliance which would significantly impact production or cost.

•	New permits and approved mine plans will be obtained for mining the reserves that lie within existing leases, but outside of our current mining permit areas.

•	Tailings storage capacity will be developed as necessary over the life of the mine and processing plants.

If you have any questions or comments concerning these responses, please contact the undersigned at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld, LLP at (713) 220-5839.

Sincerely,

Genesis Energy, L.P.

By:	Genesis Energy, LLC,
its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:	J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld, LLP